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SECU ...)N

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Beck, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6600 Rockledge Drive, 6th Floor
(No. and Street)

Bethesda	Maryland	20817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Dresselaers, President — (301) 468-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James H. Dresselaers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **H. Beck, Inc., (the "Company")** as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



James H. Dresselaers

President
Title



Notary Public

AMEE J. FANSLER
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires October 9, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. BECK, INC.

Statement of Financial Condition

December 31, 2015

Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934

H. BECK, INC.

Table of Contents

Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934

Report of Independent Registered Public Accounting Firm

The Board of Directors
H. Beck, Inc.:

We have audited the accompanying statement of financial condition of H. Beck, Inc. as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of H. Beck, Inc., Inc. as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Baltimore, Maryland
March 15, 2016

H. BECK, INC.

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	13,598,830
Deposits with clearing organizations		110,010
Commissions receivable		5,390,126
Accounts receivable from noncustomers, net of allowance for doubtful accounts of $125,218		2,282,256
Due from affiliate		804,282
Deferred tax assets		7,825,431
Other assets		267,135
Total assets	$	30,278,070

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	4,929,940
Accounts payable and accrued expenses		2,300,528
Due to affiliates		159,312
Total liabilities		7,389,780
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding, 810 shares		8
Additional paid-in capital		15,766,972
Retained earnings		7,121,310
Total stockholder's equity		22,888,290
Total liabilities and stockholder's equity	$	30,278,070

See accompanying notes to statement of financial condition.

H. BECK, INC.
Notes to Statement of Financial Condition
December 31, 2015

(1) Basis of Presentation and Nature of Business

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statement includes the accounts of H. Beck, Inc. (the Company), a wholly owned subsidiary of Securian Financial Group, Inc. (Securian), whose ultimate parent is Minnesota Mutual Companies, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces its stock and bond customers to a broker-dealer who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers.

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers cash on hand and amounts on deposit in various financial institutions, including broker-dealers, and short-term liquid investments with original maturities of three months or less to be cash and cash equivalents.

(b) Accounts Receivable from Noncustomers

Accounts receivable from noncustomers are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by reserving against any accounts aged more than 90 days. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due accounts receivable balances.

(c) Income Taxes

The Company files a life/nonlife consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company presents intercompany tax balances in *accounts payable and accrued expenses* on the accompanying statement of financial condition.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(d) Use of Estimates

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(3) Transactions with Clearing Agents

The agreement with the Company's clearing agent provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also requires the Company to maintain a minimum deposit of $100,000.

(4) Risks

The following is a description of the significant risks facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agents provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

(b) ***Credit Risk***

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limits. The Company has not experienced any losses in such accounts for the year ended December 31, 2015.

(c) ***Legal/Regulatory Risk***

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize the adverse impact of this risk through a varied offering of products and services.

(5) Related-Party Transactions

Capital Financial Group, Inc. (CFG), an affiliate, provides the Company certain operational and administrative services, such as occupancy, personnel, travel, data processing, communications, and insurance costs for which the Company pays a management fee. The management fee is negotiated annually between the Company and CFG.

In addition, Securian and CFG bill the Company for indirect costs incurred on behalf of the Company. The amount due to affiliates as of December 31, 2015 was $159,312.

In connection with billings from affiliated companies, the Company pays expenses on behalf of other affiliated companies and makes advance payments of management fees which are adjusted quarterly. These costs and fee adjustments are billed to affiliates and recorded as a receivable. The amount due from affiliates as of December 31, 2015 was $804,282.

The Company also recognized revenue in 2015 related to sales of insurance products of Minnesota Life Insurance Company, a wholly-owned subsidiary of Securian, of which $34,922 was receivable at December 31, 2015. This amount is included in *commissions receivable* on the accompanying statement of financial condition.

H. BECK, INC.
Notes to Statement of Financial Condition
December 31, 2015

(6) Income Taxes

The tax effects of temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2015 are as follows:

Deferred tax assets:	
Net operating losses	$ 198,728
Goodwill	7,719,146
Allowance for doubtful accounts	48,713
Gross deferred tax assets	7,996,587
Less valuation allowance	-
Deferred tax assets, net of valuation allowance	7,966,587
Deferred tax liabilities:	
Capitalized software	141,156
Gross deferred tax liabilities	141,156
Net deferred tax asset	$ 7,825,431

The gross net operating loss carryforwards, which were generated in various states, amount to $3,829,221 at December 31, 2015 and will expire between 2019 and 2034.

In assessing deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2015, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

As of January 1, 2015 and December 31, 2015, the balance of unrecognized tax benefits was zero.

During 2015, the Internal Revenue Service (IRS) completed their audit of the consolidated federal tax return for Minnesota Mutual Companies, Inc. (MMC) and Subsidiaries for the year 2012 on a fully agreed basis. There were no issues pertaining to the Company. The IRS had informed MMC that it did not intend to audit its consolidated tax return for year 2013; however, in late 2015, MMC filed an amended 2013 consolidated return. The IRS has not communicated their audit plans for the

amended items or for the 2014 consolidated return. The Company believes that any additional taxes assessed or refunded as a result of potential examinations of those returns will not have a material impact on its financial position.

(7) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2015, the Company had net capital of $11,220,620, which was $10,727,968 in excess of required net capital of $492,652. The Company's ratio of aggregate indebtedness to net capital ratio was 0.66 to 1.00 at December 31, 2015.

(8) Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition or results of operation.

(9) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through March 15, 2016, the date at which the financial statement was available to be issued, and determined there are no other items to disclose.